LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A.

October 25, 2012

Via EDGAR Submission

Mr. John Cash

Accounting Branch Chief

Division of Corporate Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nexxus Lighting, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 28, 2012

File Number 0-23590

Ladies and Gentlemen:

On behalf of Nexxus Lighting, Inc. (the “Company”), we are writing to respond to the comments raised in your letter to the Company dated October 11, 2012 regarding the Company’s Form 10-K for the year ended December 31, 2011. Your comment is reproduced below in italics.

Definitive Proxy Statement on Schedule 14A

Employment Agreements, page 9

1. With a view towards future disclosure, please tell us what consideration you have given to disclosing the “certain financial and performance objectives” in connection with the payment of performance bonuses to the two executive officers. In this regard, we also note that Schedule 1 to Mr. Bauer’s employment agreement is blank. Please note that Item 402(o) of Regulation S-K requires disclosure of any material factors necessary to an understanding of the information disclosed in the summary compensation table. To the extent necessary, please file a complete copy of Mr. Bauer’s employment agreement with your next periodic report.

Response: Please note that Schedule 1 to Mr. Bauer’s employment agreement has never been completed. Instead, as disclosed in the Company’s Definitive Proxy Statement filed with the Commission on April 4, 2012 (second paragraph under the caption “Employment Agreement, Michael A. Bauer” on page 9 and first paragraph under the caption “Gary R. Langford” on page 10), for each calendar year, or otherwise as it considers appropriate, the Compensation Committee of the Company’s Board of Directors determines performance bonus compensation, if any, based upon performance criteria determined by the Compensation Committee.

U.S. Securities and Exchange Commission

October 25, 2012

In prior periods, the Company has considered whether disclosing the specific financial and performance objectives set by the Compensation Committee in connection with paying performance bonuses to the executive officers involved trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the Company. The standard used when determining whether disclosure would cause competitive harm for the Company was the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406.

With respect to future filings, the Company will provide a narrative description of the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. To the extent the Company determines under the above referenced standard that disclosing the specific financial and performance objectives set by the Compensation Committee would cause competitive harm to the Company, the Company will discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed target level or other factors.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, please do not hesitate to call me at (407) 418-6293 or fax me at (407) 843-4444.

Very truly yours,

Lowndes, Drosdick, Doster, Kantor & Reed, P.A.

/s/ Suzan A. Abramson
Suzan A. Abramson